

Mail Stop 3233

August 1, 2017

Via E-mail
Paul L. Beldin
Executive Vice President and Chief Financial Officer
Apartment Investment and Management Company and AIMCO Properties, L.P.
4582 South Ulster Street, Suite 1100
Denver, CO 80237

> **Re: Apartment Investment and Management Company**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K**
> **Filed February 2, 2017**
> **File No. 1-13232**

Dear Mr. Beldin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities